UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-11575

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/2019 (MM/DD/YY) AND ENDING 6/30/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Midstate Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

306 N. Main Street, Suite 3
(No. and Street)

Bloomington	IL	61701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kerber, Eck & Braeckel LLP Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

3200 Robbins Road, Suite 200A	Springfield	IL	62704
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:



- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul D. Brown _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Midstate Incorporated _____ , as of June 30 _____ , 20 20 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

President
_____
Title



_____
Notary Public



"OFFICIAL SEAL"
JENNIFER A. REED
NOTARY PUBLIC — STATE OF ILLINOIS
MY COMMISSION EXPIRES OCT. 24, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST MIDSTATE INCORPORATED

FINANCIAL REPORT

JUNE 30, 2020

CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1-2
FINANCIAL STATEMENT	
Statement of financial condition	3
Notes to financial statement	4-6



keb

P 217.789.0960
F 217.789.2822

3200 Robbins Road
Suite 200A
Springfield, IL 62704

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
First Midstate Incorporated

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of First Midstate Incorporated (a Delaware corporation) as of June 30, 2020 and the related notes (collectively referred to as the financial statement). In our opinion, this financial statement, presents fairly, in all material respects, the financial position of First Midstate Incorporated as of June 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

This financial statement is the responsibility of First Midstate Incorporated's management. Our responsibility is to express an opinion on First Midstate Incorporated's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to First Midstate Incorporated in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Kerber Eck + Braeckel LLP

We have served as First Midstate Incorporated's auditors since 2015.

Springfield, Illinois
August 21, 2020

kebcpa.com

FIRST MIDSTATE INCORPORATED

STATEMENT OF FINANCIAL CONDITION
June 30, 2020

ASSETS

Cash	$	828,096
Security deposit		1,000
Prepaid expenses and other assets		3,215
Property and equipment, net of accumulated depreciation		
and amortization of $619,521		46,266
	$	878,577

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable:		
Trade	$	20,171
Other accrued expenses		121,871
	$	142,042

STOCKHOLDER'S EQUITY

Common stock, no par value; authorized 2,000 shares; issued and		
outstanding 1,000 shares	$	25,000
Retained earnings		711,535
	$	736,535
	$	878,577

See Notes to Financial Statement.

Note 1.   Nature of Business, Use of Estimates and Significant Accounting Policies

Nature of business:

First Midstate Incorporated (the Company) is an investment banking firm predominantly involved with the underwriting of bond issues and consulting on the issuance of bonds for governmental units in the State of Illinois. As an investment banker, the Company acts as an intermediary between bond issuers and bond buyers.

Management has evaluated the need for subsequent event recognition or disclosure through August 21, 2020, the date the financial statements were available to be issued.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Significant accounting policies:

Cash and cash equivalents:

For purposes of reporting cash flows, the Company considers all Treasury bills and bank repurchase agreements purchased with a maturity of three months or less to be cash equivalents.

Allowance for doubtful accounts:

The Company considers all receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Investment banking securities transactions:

Receivables for securities sold and payables for securities purchased are associated with the Company's investment banking. The Company purchases securities from governmental units and sells securities to customers and other brokers. The transactions occur on the same date and are recorded when underwriting is complete and trade confirmations are issued.

Property and equipment:

Property and equipment are stated at cost. Depreciation is computed on the straight-line method over the following estimated useful lives. It is the Company's policy to include amortization expense on assets with depreciation expense.

	Years
Automobiles	5
Office equipment	3-7

FIRST MIDSTATE INCORPORATED

NOTES TO FINANCIAL STATEMENT

June 30, 2020

Note 2. Cash

Included in cash at June 30, 2020 is $10,936 which represents amounts segregated in "Special Bank Accounts for the Exclusive Benefit of Customers." No amount was required to be on deposit in the "Special Reserve Bank Accounts" at June 30, 2020, in accordance with the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

Note 3. Concentrations of Credit Risk Arising from Cash Deposits in Excess of Insured Limits

The Company maintains its cash balances at a financial institution in Bloomington, Illinois. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At June 30, 2020, the Company's deposits exceeded the federally insured limit by $578,300. The Company has not experienced any losses in these accounts.

Note 4. Property and Equipment

Following is a summary of property and equipment as of June 30, 2020:

	Acquisition Cost	Accumulated Depreciation and Amortization	Net
Automobiles	$ 101,556	$ 55,300	$ 46,256
Office furniture and equipment	564,231	564,221	10
	$ 665,787	$ 619,521	$ 46,266

Depreciation and amortization expense were $24,277 for the year ended June 30, 2020.

Note 5. Income Taxes

The Company has elected to be taxed under sections of the Internal Revenue Code which provide that, in lieu of corporation income taxes, the stockholder separately accounts for his pro rata shares of the Company's items of income, deduction, losses and credits. Therefore, this statement does not include any provision for corporation federal and state income taxes. This election changed the Company's tax year end to December 31, while the financial reporting year end remains June 30.

FIRST MIDSTATE INCORPORATED

NOTES TO FINANCIAL STATEMENT

June 30, 2020

Note 6.   Minimum Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2020, the Company had net capital of $685,854 which was $585,854 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.21 to 1.

Note 7.   Contingencies

In the normal course of business, the Company's clearing activities involve the execution, settlement and financing of customers' securities transactions. These activities may result in off-balance-sheet credit risk in the event the customers are unable to fulfill their contracted obligations.

Note 8.   Accounting for Uncertain Tax Positions

The Company has recognized in the financial statement the effects of all tax positions and continually evaluates expiring statutes of limitations, audits, changes in tax law, and new authoritative rulings. The Company is not aware of any circumstances or events that make it reasonably possible that unrecognized tax benefits may increase or decrease within 12 months of the date of the statement of financial condition.

The Company files income tax returns in the U.S. federal and state of Illinois jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state, or local tax examinations by tax authorities for years before 2017.

Note 9.   Regulatory Matter

A regulatory matter existed as of June 30, 2020 regarding potential settlement of a regulatory matter raised by SEC Staff. The concern originates from an ongoing investigation, the subject of which includes without limitation certain FMI advertising and communications. No settlement has yet been finalized. No Wells Notice has been received from the SEC. SEC Staff has submitted a draft settlement Order (OIAP) which counsel for FMI is currently reviewing for resubmittal to SEC Staff and further discussion. SEC Staff has suggested acceptance of violations of MSRB 17 & 21, SEC Exchange Act Section 15, a $175,000 fine for FMI, and certain other undertakings. It cannot be stated currently with certainty whether the matter will settle or not, and what future actions might be undertaken by SEC Staff if the case does not settle.